21001279

ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

SEC Mail Processing

FEB 19 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CrownPointe Pkwy Suite 1230
(No. and Street)

Atlanta (City) Ga (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A. Borzello 770-392-8740 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Goldman
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd (Address) Suite 32 (City) Ga (State) 30062 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome A. Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc, as of Dec 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Eric Sutor
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires 10/11/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2020

CONTENTS

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2020
ASSETS		
Cash & Cash Equivalents	$	224,527
Investments (Note 1)		66,357
Deposit with Clearing Broker and Others		26,950
Commissions Receivable		10,885
Prepaid Expenses		1,201
Receivable from Clearing Organization		39,824
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $66,985 and $66,505		480
Right to Use - Operating Lease		8,457
Advances to Stockholder (Note 4)		144,086
Security Deposit		6,511
TOTAL ASSETS	$	529,278
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued Expenses	$	558
Commissions Payable		46,690
Income Taxes Payable		13,751
Deferred Tax Liability		612
PPP Loan		41,600
Right to Use - Operating Lease		8,457
TOTAL LIABILITIES	$	111,668

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Continued

		December 31, 2020
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$	6,000
Additional Paid-In Capital		31,100
Retained Earnings		380,510
TOTAL SHAREHOLDER'S EQUITY		417,610
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	529,278

Exhibit B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS

		December 31, 2020
REVENUE		
Commissions and 12 B-1 Fees	$	3,907,017
Interest Income plus Unrealized Gain on Investments		6,404
Retained Quote Income		74,741
Total Revenue		3,988,162
COSTS AND EXPENSES		
Operating Expenses		
Employee Compensation & Benefits		
Commissions		3,147,454
Salaries and Wages		268,194
Payroll Taxes		14,840
Total Employee Compensation & Benefits		3,430,488
Floor Brokerage, Exchange and Clearing Fees		260,211
Occupancy		63,286
Communications & Data Processing		12,649
General and Administrative Costs		109,023
Legal & Professional Fees		27,159
Other Expenses		28,746
Total Costs and Expenses		3,931,562
Income before Income Tax Provision		56,600
Income Tax Provision (Note 2)		15,281
NET INCOME	$	41,316

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2019	1,000	$ 6,000	$ 31,100	$ 339,194	$ 376,294
2020 NET INCOME				$ 41,316	41,316
December 31, 2020	1,000	$ 6,000	$ 31,100	$ 380,510	$ 417,610

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	41,316
Adjustments to reconcile Net Income to Net Cash provided by Operations:		
(Increase) Decrease in Operating Assets:		
Deferred Taxes		918
Commissions Receivable		(10,839)
Other Receivables		(32,996)
Prepaid Expenses		3,571
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		25,013
Payroll Taxes Payable		(6,857)
Income Tax Payable		5,201
Deferrred Tax Liabilty		612
Accrued Expenses		(966)
NET CASH PROVIDED BY OPERATING ACTIVITIES		24,973
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Securities Owned		(6,352)
NET CASH USED IN INVESTING ACTIVITIES		(6,352)
CASH FLOWS FROM FINANCING ACTIVITIES		
FINANCING ACTIVITIES		
PPP Loan		41,600
CASH FLOW PROVIDED BY FINANCING ACTIVITY		41,600
INCREASE IN CASH AND CASH EQUIVALENTS		60,221
CASH AT BEGINNING OF YEAR		164,306
CASH AT END OF YEAR	$	224,527

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2020

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 417,610
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable – Brokers	10,885
Furniture and Equipment, Net	480
Prepaid Expenses	1,201
Advances to Stockholder	144,086
Security Deposit	6,511
Subtotal Non Allowable Assets	163,163
Less: Haircut on Securities -	(5,840)
Haircut on Money Market -	(548)
TOTAL HAIRCUT ON SECURITIES AND MONEY MARKET	(6,388)
NET CAPITAL	$ 248,059
AGGREGATE INDEBTEDNESS	
Accrued Liabilities	$ 558
Commissions Payable	46,690
TOTAL AGGREGATE INDEBTEDNESS	$ 60,999
RATIO – Aggregate Indebtedness to Net Capital	0.24590
BASIS NET CAPITAL REQUIREMENT	
Net Capital (above)	$ 248,059
Minimum Net Capital Requirement (See note A below) ($60,999 x 6 2/3% = $4,056)	5,000
EXCESS NET CAPITAL	$ 243,059

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

There is no material difference in the above computation and the company's net capital, as reported in the company's Part IIA (unaudited) amended FOCUS report

SCHEDULE 2

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECUTITES AND EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2020.

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
INFORMATIOIN RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the proivisions of Rule 15c3-3 under the Securities Exhange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The company did not maintain possession or control of any customer funds or securities.

1. SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

A. The Company, a Georgia Corporation, was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income is comprised of trading revenue and investment advisory services. Trade revenue is recorded as earned on settlement date basis, normally, within two days of trade date. Investment advisory services are billed quarterly and amortized over the quarter as earned.

D. Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

   Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)

   Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

E. Basis of Accounting - The Company prepares its financial statements on the Accrual basis of accounting, in accordance with generally accepted accounting principles in the United States and required by FINRA and the S.E.C.

F. Cash and cash equivalents include cash on hand, money market accounts, and short-term investments with maturities of less than 90 days.

G. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Income taxes - Deferred taxes at December 31, 2020 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above-mentioned differences, result in deferred income taxes. It is more likely than not, that some portion or all of a deferred tax asset will not be realized, but a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ending December 31, 2020 management believes there are no material amounts of uncertain tax positions.

I. Clearance Agreement - In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

J. Fair Value - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value – (Continued)

The Company's investments are comprised of equity securities and mutual funds, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2020.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020:

Fair Value Measurement on a Recurring Basis
As of December 31, 2020:

	Level1	Level 2	Level 3	Total
Securities Owned:				
Money Market	27,424	-0-	-0-	27,424
Equities-Trading	38,933	-0-	-0-	38,933
	$66,357	-0-	-0-	$66,357

The current year unrealized gain relating to assets held at December 31, 2020, is $4,700. This gain is reflected on the Statement of Operations. The unrealized gain carry-forward related to investments held at December 31, 2020 is $1,296.

The unrealized gain carry-forward and unrealized gain resulted in a deferred tax liability equaling $612. The deferred tax liability is reflected on the Statement of Financial Condition.

Interest and dividend income are $1,656.

Commissions Receivables – Consists of amounts due on trading, from the clearing broker. The company considers all accounts receivable, as collectible.

K. The Company is evaluating new accounting standards and will implement as required.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Income Taxes – (Continued)

The components of income tax provision are as follows:

	2020		
	Total	Deferred	Current
Federal	$11,885	$190	$11,695
State	3,396	422	2,974
	$15,281	$612	$14,669

Deferred Tax Liability:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes:

	2020
Deferred Tax Liability – Unrealized gain on Investments	$612

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2020, an advance to Stockholder that is due on demand and is uncollateralized of $144,086. The advance to stockholder carries an interest rate of .75% in 2020. Accrued interest receivable is included in the balance of the advance to stockholder.

5. OPERATING LEASE

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The

Operating Lease – (Continued)

discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short- term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2020:

The average discount rate is 5% and the weighted average remaining lease term for operating leases is 3 months.

The Company has a lease for its office facility under a non-cancelable operating lease continuing through March 31, 2021. Lease expense was $63,286 in 2020.

Future minimum lease payments are:

2021	26,837
Undiscounted lease Obligation	$26,837
Less Discount	(11,106)
Operating Lease – RTU	$15,731

The company is currently negotiating the office lease renewal. The expected term of the lease will begin April 1, 2021.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2020, The Company had net capital of $248,059 which was $243,059 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.246 to 1.0.

7. REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees:

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides

the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

8. MANAGEMENT'S REVIEW

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2021, the date in which the financial statements were issued.

9. PPP LOAN

On May 6, 2020, the Company borrowed $41,600 from Renasant Bank under the Small Business Administration's Paycheck Protection Plan program. The loan matures two years from the funding date and carries a 1% annual interest rate that accrues monthly. Funds from the loan may qualify for forgiveness if the proceeds are used for payroll costs, rent, and benefits. The Company intends to use the entire loan for qualifying expenses. The Company believes it qualifies for the forgiveness of this loan.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*25*******1705*********************MIXED AADC 220
41807 FINRA DEC
AMERICAN WEALTH MANAGEMENT INC
1050 CROWN POINTE PKWY STE 1230
ATLANTA, GA 30338-7703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jerome A Borzello
770-392-8740

2. A. General Assessment (item 2e from page 2) $ 2,017

B. Less payment made with SIPC-6 filed (**exclude interest**) (659)

July 27 2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) $ 1,358

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,358

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,358

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Wealth Management, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of Feb, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,988,162
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	$ 3,988,162
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 2,244,753
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 260,212
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 63,806
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent & Quote (Deductions in excess of $100,000 require documentation)	$ 74,741
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____	
Enter the greater of line (i) or (ii)	
Total deductions	2,643,511
2d. SIPC Net Operating Revenues	$ 1,344,650
2e. General Assessment @ .0015	$ 2,017

(to page 1, line 2.A.)